Exhibit 4.22

AGREEMENT

    This Agreement is made and dated as of June 23, 2010 (this “Agreement”) between Quintiles Limited (“Quintiles”) and Prana Biotechnology Limited (“Prana”). Each of Quintiles and Prana may be referred to herein as a “Party” and collectively as the “Parties.”

Quintiles and Prana previously entered into the General Services Agreement between the Parties effective as of November 13, 2006 (the “GSA”). The Parties are entering into this Agreement in order to address certain matters relating to the GSA.

For good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the parties hereby agree as follows, intending to be legally bound:

1.         Quintiles agrees to pay to Prana the amount of Two Million United States Dollars ($2,000,000 USD), of which Prana acknowledges and agrees that Quintiles previously has paid to Prana Eight Hundred Fifty Thousand United States Dollars ($850,000 USD), Quintiles agrees to pay the remaining amount of One Million One Hundred Fifty Thousand United States Dollars ($1,150,000 USD), by wire transfer to a bank account of Prana designated by Prana, in four equal quarterly installments on the following dates July 1, 2010, October 1, 2010, January 5, 2010, and March 1, 2011.

2.         Prana agrees to sell to Quintiles (or an affiliate designated by Quintiles), and Quintiles agrees to purchase from Prana, 7,064,749 Ordinary Shares of Prana (collectively, the “Initial Shares”), at a purchase price per share of $0.1624 Australian Dollars, for an aggregate purchase price of One Million United States Dollars ($1,000,000 USD; using an agreed exchange rate of 0.8716). The closing for such sale and purchase shall occur on July 1, 2010 and, on such date, Quintiles agrees to deliver to Prana the amount of $1,000,000 USD by wire transfer to a bank account of Prana designated by Prana, and Prana agrees to cause Prana’s transfer agent to credit the Initial Shares to the balance account of Quintiles or an affiliate (through Merrill Lynch) with Depositary Trust Corporation through its Deposit/Withdrawal At Custodian (DWAC) system, as designated by Quintiles,

3.         Prana agrees to sell to Quintiles (or an affiliate designated by Quintiles), and Quintiles agrees to purchase from Prana, shares of capital stock of Prana for an aggregate purchase price of One Million United States Dollars ($1,000,000 USD) simultaneously with and subject to the closing of, and on the same terms and conditions as, a Qualified Financing. “Qualified Financing” shall mean the closing, no later than 365 days after the date of this Agreement, of a bona fide financing transaction by Prana pursuant to which Prana issues shares of capital stock for cash proceeds, for the purpose of implementing one or more clinical trials that are intended to increase materially the valuation of Prana, more specifically implementing one or more of the following clinical trials: using PBT2, a Phase II trial in Alzheimer’s, MCI or cognitively impaired patients, a Phase II Imaging trial in Alzheimer’s, MCI or cognitively impaired patients, a Phase II study in Huntington’s disease patients, a Phase II study in patients with brain cancer (Glioblastoma Multiforme) or other orphan indication.

4.         Prana represents and warrants to Quintiles as follows:
Prana is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, All corporate action required to be taken by Prana, including without limitation by its board of directors and stockholders, in order to authorize Prana to enter into this Agreement and to issue the Initial Shares has been taken. This Agreement constitutes a valid and legally binding obligation of Prana, enforceable in accordance with its terms. The Initial Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be: validly issued, fully paid, and non-assessable; free of restrictions on transfer; and listed on the Australian Stock Exchange and immediately and freely tradable.

5.         Quintiles represents and warrants to Prana as follows:
Quintiles is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. All corporate action required to be taken by Quintiles, including without limitation by its board of directors and stockholders, in order to authorize Quintiles to enter into this Agreement has been taken. This Agreement constitutes a valid and legally binding obligation of Quintiles, enforceable in accordance with its terms.

6.         Each Party, for itself, and its successors, assigns, and any person or entity acting for or on their behalf, including without limitation, in their capacities as such, its directors, officers, shareholders, employees, agents, representatives and attorneys, does hereby release and forever discharge the other Party and its subsidiaries and affiliates, successors and assigns, and any person or entity acting for or on their behalf, including without limitation their directors, officers, shareholders, employees, agents, representatives and attorneys, from any and all claims, demands, damages, costs, fees, or expenses, including attorneys’ fees, or other matters, known or unknown, contingent or absolute, arising prior to the date of this Agreement and arising out of or relating to the GSA or any other matter or thing whatsoever.

7.         This Agreement may be executed simultaneously in any number of counterparts, any one of which need not contain the signature of more than one Party, but all such counterparts taken together shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile or electronic mail transmission, and such transmission shall constitute an original. Each Party shall execute, acknowledge and deliver such further instruments, and do such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

8.         The Parties agree to keep this Agreement, and the events or circumstances giving rise to or related to this Agreement, strictly confidential and shall not disclose or discuss the existence of this Agreement, the terms of this Agreement, or such events and circumstances to or with any other person or entity whatsoever. The Parties, however, shall not be precluded from disclosing this Agreement: to legal counsel, accountants, or other advisors of each Party on a need-to-know basis, for whom each Party shall be responsible for ensuring that disclosure is only to the extent necessary for such purposes; to the extent required by applicable laws, rules, and regulations; and as set forth in a press release in the form attached as Exhibit A to this Agreement. Each Party agrees to refrain from making oral or written comments or statements which are disparaging, derogatory or critical of the business, services, products, activities, directors, officers, or employees of the other Party.

9.          The provisions of Sections 26 and 28 of the GSA are hereby incorporated into and shall become a part of this Agreement.

[signatures appear on next page]

[Signature page to Agreement between Quintiles and Prana]

    IN WITNESS WHEREOF, each Party has caused this Agreement to be executed by its duly authorized representatives as of the day and year first above written.

QUINTILES LIMITED

By:
Name:	JOHN GOODACRE
Title:	DIRECTOR

PRANA BIOTECHNOLOGY LIMITED

By:
Name:	RICHARD REVELINS
Title:	COMPANY SECRETARY